Exhibit 99.1

ADS-TEC Energy (ADSE) reports H1 2023 Results and Financial Update

NÜRTINGEN, Germany – August 09, 2023 – ADS-TEC Energy plc (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, today announced unaudited financials for H1 2023 and is pleased to provide you with an operational update on the recent financial performance and key developments for the company.

H1 2023 Financial Highlights

•	Revenue of €38.3 million, an increase of 400% compared to H1 2022 and 140% compared to full year revenue for 2022

•	Operational Expenses of €17.9 million

•	EBITDA of €-17.6 million

•	Aims to be EBITDA positive in Q4’23

•	Reiterates 2023 guidance of more than €100 million revenue for 2023

•	Strong customer growth projection outlook for 2024

We are thrilled to report strong performance in the first half of 2023. Our revenues for H1'23 exceeded €38.3 million, representing a growth rate of almost 400% compared to the H1'22 revenues of €9.4 million.

We are delighted to reiterate our revenue guidance for the full year 2023, expecting to surpass €100 million in total revenue for end of 2023. Thomas Speidel, CEO ADS-TEC Energy, said: “This reaffirms our confidence in the strength of our business model, robust customer demand, and the overall market opportunity. We remain committed to driving sustainable growth and long-term shareholder value.”

We are excited about the progress we have made in the first half of 2023 and the opportunities that lie ahead.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. It was most recently nominated by the President of the Federal Republic of Germany for the German Future Prize and elevated to the "Circle of Excellence" in 2022. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information: www.ads-tec-energy.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2023, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, which is available on our website at https://www.ads-tec-energy.com/en/company/invest and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Media Contact:

For ADS-TEC Energy Europe:

Dennis Müller

SVP Product Marketing & Communication

press@ads-tec-energy.com

For ADS-TEC Energy United States:

Stephannie Depa

Breakaway Communications

sdepa@breakawaycom.com

+1 530-864-0136